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                                                                                             Exhibit 12.2


                                         AMERICAN HOME PRODUCTS CORPORATION
                                     PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
                                             YEAR ENDED DECEMBER 31, 1993
                                     (Thousands of dollars, except ratio amounts)

                                                   HISTORICAL
                                         -----------------------------
                                           AMERICAN                                             Pro Forma
                                             HOME            AMERICAN                           Year Ended
                                           PRODUCTS          CYANAMID                          December 31,
Earnings                                  CORPORATION        COMPANY         ACQ ADJs              1993
- --------                                 ------------       -----------     ----------        -------------
Earnings from continuing operations
before taxes on income                     $1,992,665       ($121,100)      ($906,727)(a)          $964,838

Add:
Fixed charges                                  91,500          82,200         711,627               885,327

Minority interest in earnings
of consolidated subsidiary                      4,027           9,300               -                13,327

Minority interest in loss
of consolidated subsidiary                     (9,129)              -               -                (9,129)

Less:
Capitalized interest                           14,898           4,600               -                19,498

Dividends on preferred stock of
majority-owned subsidiary                       3,436               -               -                 3,436

                                         ------------      ----------      ----------           -----------
Total earnings as defined                  $2,060,729        ($34,200)      ($195,100)           $1,831,429**
                                         ============      ==========      ==========           ===========

Fixed Charges
- -------------

Interest and amortization of
debt expenses                                 $47,871         $62,400         $711,627             $821,898

Capitalized interest                           14,898           4,600                -               19,498

Interest factor of rental expense(b)           25,295          15,200                -               40,495

Dividends on preferred stock of
 majority-owned subsidiary                      3,436               -                -                3,436

                                           ----------      ----------       ----------          -----------
Total fixed charges as defined                $91,500         $82,200         $711,627             $885,327
                                           ==========      ==========       ==========          ===========

Ratio of Earnings to Fixed Charges                 23           *                                       2.1**
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 * - Calculation of the ratio results in an amount that is less than 1.  The amount of the earnings deficiency is $116.4 million.

** - Excluding the impact of American Cyanamid's one-time, pre-tax charges of $383.6 million related to the acquisition of Immunex Corporation and $207.9 million for restructuring, the ratio of earnings to fixed charges would have been 2.7.

 a - Represents interest expense on the acquisition debt and amortization of the estimated cost over the net assets acquired (i.e. goodwill) and merger-related financing costs for the purchase of American Cyanamid Company.

 b - A 1/3 factor was utilized to compute the portion of rental expenses deemed representative of the interest factor.